Exhibit 10.30 - Form of Retention

MEMORANDUM

PERSONAL & CONFIDENTIAL

To: _____
From: Rick Rowe
Date: June __, 2001
Subject: "Pay to Stay"/ Retention Bonus

MCMS, Inc. (the "Company") has determined that you are an employee who is engaged in activities critical to the success of its current operations. To encourage you to continue your employment, the Company is offering you special lump sum payments equal to _____ and _____ (each a "Retention Bonus" and collectively the "Retention Bonuses") payable, respectively, on September 1, 2001 and the earlier to occur of December 31, 2001 or a Change in Control of the Company (each a "Retention Date"). The payment of Retention Bonuses will be subject to the following terms and conditions:

1. You must remain continuously employed with the Company through a Retention Date to receive the Retention Bonus payable on such date. If you meet this condition, the Company will pay you the Retention Bonus as soon as practicable following the Retention Date.

2. If you resign or your employment with the Company is terminated, voluntarily or involuntarily, before a Retention Date, you will automatically forfeit your rights to any Retention Bonus payable after the date of your resignation or termination.

3. Each Retention Bonus is subject to applicable payroll deductions and tax withholding and may constitute taxable income to you. You are responsible for all tax obligations and should consult with your own tax advisor regarding the tax treatment of the Retention Bonuses.

4. This Memorandum and the offer of Retention Bonuses are confidential information. As a condition to receiving payment of the Retention Bonuses, you agree to keep confidential the terms and conditions of this Memorandum. However, you may discuss the offer of the Retention Bonuses and this Memorandum with your attorney, financial advisor or immediate family member or other legal representative on a confidential basis. Failure to adhere to this confidentiality obligation will result in your forfeiture of the Retention Bonuses.

5. The Retention Bonuses are in addition to any compensation, wages, salary, benefits, or bonuses that you may otherwise earn at the Company. During the applicable retention period, you will remain eligible to receive bonuses or other forms of compensation as determined appropriate by management in its sole discretion.

6. This Memorandum is not a contract of employment, and its does not create a guarantee of continued employment with the Company or any subsidiary or affiliate. Your employment will continue to be at-will, which means that your employment may be terminated by you or the Company, at any time for any reason, with or without prior notice.

7. A "Change in Control" means the occurrence of any of the following events:

    (a) Any "person" (as such term is used Sections 13(d) and 14(d) of the Securities and Exchange Act of 1934, as amended) becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities,

(b)   A merger or consolidation of the Company with any other corporation (herein, "successor employer"), other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty-one percent (51%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or

(c)   A sale or disposition by the Company of all or substantially all of the Company's assets.

We value your continuing contributions as a team member. We are pleased to be able to demonstrate our appreciation and recognition of your skills and contributions to the Company in this way. By signing below, you acknowledge your acceptance of this offer and agree to be bound by the terms and conditions set forth above. Please return the signed original of this Memorandum to MCMS's Legal Department.

\<\<First_Name\>\> \<\<Last_Name\>\>

Date Signed